Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$6,983,000.00	100.00%	$6,983,000.00	$389.65(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. There are unused registration fees of $37,659.24 that have been paid in respect of securities offered from Eksportfinans ASA’s Registration Statement No. 333-140456, of which this pricing supplement is a part. After giving effect to the $389.65 registration fee for this offering, $37,269.59 remains available for future offerings. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 389 dated May 21, 2009
To Prospectus Supplement and Prospectus dated February 5, 2007 and
Product Supplement No. 1 dated April 12, 2007
relating to the Eksportfinans ASA U.S. Medium-Term Note Program	Filed pursuant to Rule 424(b)(3) Registration Statement No. 333-140456

EKSPORTFINANS ASA

$6,983,000.00 11.50% Reverse Convertible Notes linked to iShares® Russell 2000® Index Fund, due November 27, 2009

     Reverse convertible notes (RevCons) offer a short-term, enhanced yield strategy that pays a periodic, above-market, fixed rate coupon in return for the risk that the RevCons will redeem for shares (or an equivalent amount of cash) of the underlying exchange-traded fund at maturity if the closing price per share of the underlying exchange-traded fund trades at or below the knock-in level on any trading day up to and including the determination date and the closing price per share of the underlying exchange-traded fund on the determination date is below the initial price. The value of these shares (or the cash value thereof) will be less than the value of the investor’s initial investment and may be zero, and the investor has no opportunity to participate in any upside. Alternatively, if shares of the underlying exchange-traded fund never trade at or below the knock-in level, the RevCons will return the stated principal amount at maturity. The coupon is paid regardless of the performance of the underlying exchange-traded fund. RevCons are not principal protected. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

     “RevCons” is a service mark of Morgan Stanley.

Offering Information

Issuer:	Eksportfinans ASA
Specified Currency:	U.S. dollars
Agent:	Morgan Stanley & Co. Incorporated 1585 Broadway New York, NY 10036
Agent acting in the capacity as:	Principal
Offering:	This pricing supplement relates to an offering of RevCons which is linked to one, and only one, Reference Share.
Aggregate face amount:	$6,983,000.00
Trade Date:	May 21, 2009
Original Issue Date:	May 27, 2009
Determination Date:	November 23, 2009
Maturity Date†:	November 27, 2009
Reference Share:	Shares of the iShares® Russell 2000® Index Fund (IWM)
CUSIP:	282645PR5
ISIN:	US282645PR56

†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at maturity” in the accompanying product supplement no. 1.

Investing in the RevCons involves a number of risks. See “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement.

     YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. 1 AND PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product Supplement No. 1 dated April 12, 2007	Prospectus Supplement and Prospectus dated February 5, 2007

     YOU SHOULD ALSO READ THE PROSPECTUS FOR THE REFERENCE SHARES, WHICH WE ARE CONVEYING TO YOU VIA THE HYPERLINK BELOW. THE CONTENTS OF THE PROSPECTUS AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN ARE NOT INCORPORATED BY REFERENCE INTO THIS PRICING SUPPLEMENT OR IN ANY WAY MADE A PART THEREOF.

Prospectus for the iShares® Russell 2000® Index Fund dated August 1, 2008

     You may revoke your offer to purchase the RevCons at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase any of the RevCons prior to their issuance. In the event of any changes to the terms of any of the RevCons, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the RevCons or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

     The RevCons are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

	Price to Public	Fees and Commissions	Proceeds to Us
Per RevCon:	$ 1,000.00	$ 15.00*	$ 985.00
Total:	$6,983,000.00	$104,745.00	$6,878,255.00

*	See “Supplemental plan of distribution” on page PS-19. The actual price to the public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of RevCons purchased by that investor. The lowest price payable by an investor is $995.00 per RevCon. Please see “Agent’s Commissions Information” on page PS-9 for further details.

Investment Overview

     RevCons pay a periodic, above-market, fixed rate coupon. At maturity, the RevCons will pay either (i) an amount of cash equal to the stated face amount of the RevCons, or (ii) if the closing price of the Reference Shares on the Determination Date is less than the Initial Reference Level and the closing price of the Reference Shares has decreased to or below the specified Knock-In Level on any Trading Day over the term of the RevCons, a number of Reference Shares (or at our option, the cash equivalent thereof) worth less than the stated face amount of the RevCons. RevCons are not principal protected and offer no potential for appreciation. The value of any Reference Shares delivered at maturity, and accordingly its cash value, will be less than the stated face amount of the RevCons, and may be zero. All payments on the RevCons are subject to the credit risk of Eksportfinans ASA.

Reference Share Overview

The iShares® Russell 2000® Index Fund

     The iShares® Russell 2000® Index Fund (the Reference Share or the Exchange-Traded Fund) is an exchange-traded fund managed by iShares, Inc. (iShares), a registered investment company. iShares consists of numerous separate investment portfolios, including the Exchange-Traded Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index (the Index). The Index is published by the Frank Russell Company (the Index Sponsor). The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index.

     Information as of market close on May 21, 2009.

Ticker:	IWM	52 Weeks ago:	$72.65

Current Price per Share:	$48.3200	52 Week High (on 06/05/2008):	$76.20

Current Dividend Yield:	1.18%	52 Week Low (on 03/09/2008):	$34.39

Key Investment Rationale

     The RevCons offer an income oriented strategy linked to the Reference Share.

  A coupon per annum which is higher than the current dividend yield on the Reference Share.

  No potential to participate in any appreciation in the Reference Share.

  RevCons are not principal protected.

Key Benefits

     The RevCons pay an above market coupon in exchange for downside exposure to the Reference Share, with only contingent protection against declines in the Reference Share. If the closing price of the Reference Share declines to, or below, the Knock-In Level on any Trading Day from, and including, the Trade Date to, and including, the Determination Date, you will then be subject to full downside exposure to the Reference Share.

Enhanced Yield	A monthly coupon, the rate per annum of which is higher than the current dividend yield on the Reference Share. The coupon will be paid regardless of the performance of the Reference Share.
Best Case Scenario

  If the closing price of the Reference Share never declines to or below the Knock-In Level on any Trading Day, the RevCons will redeem, at maturity, for the stated face amount, resulting in a total return equal to the coupon. You will not participate in any appreciation in the Reference Share, even if the Reference Share is above the Initial Reference Level on the Determination Date.

Worst Case Scenario

  If the closing price of the Reference Share declines to or below the Knock-In Level on any Trading Day during the term of the RevCons and, on the Determination Date, is at a level below its Initial Reference Level, the RevCons will redeem for an amount of the Reference Share worth less than the stated face amount and which may be zero. In this scenario, the RevCons will have outperformed the Reference Share by the coupon.

Summary of Selected Key Risks (see page “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1 and beginning on page S-4 in the accompanying prospectus supplement).

  No guaranteed return of principal.

  The RevCons are subject to the credit risk of Eksportfinans, and its credit ratings and credit spreads may adversely affect the market value of the RevCons.

  The RevCons will not provide investors with any appreciation in the Reference Share.

  Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

  If the RevCons are accelerated upon a default, you may receive an amount worth substantially less than the stated face amount of the RevCons.

  The issuer of the Reference Share is not involved in the offering for the RevCons in any way. Neither the issuer nor the agent has made any due diligence inquiry in connection with the offerings.

  The antidilution adjustments the calculation agent is required to make may not match actual developments with regard to the Reference Share.

  The U.S. federal income tax consequences of an investment in the RevCons are uncertain.

Additional Risk Factors

Investing in the RevCons is not equivalent to investing in the shares of the Exchange-Traded Fund.

     Investing in the RevCons is not equivalent to investing in the shares of the Exchange-Traded Fund or the stocks composing the Index. Investors in the RevCons will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the shares of the Exchange-Traded Fund or the stocks composing the Index.

The Reference Share and the Index are different.

     The performance of the Reference Share may not exactly replicate the performance of the Index because the price of the Exchange-Traded Fund will reflect transaction costs and fees that are not included in the calculation of the Index. It is also possible that the Reference Share may not fully replicate or may in certain circumstances diverge significantly from the performance of the Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this Exchange-Traded Fund or due to other circumstances. In order to provide flexibility to comply with United States tax and other regulatory requirements as well as to respond to changes in the Index, Barclays Global Fund Advisors (BGFA), may invest a portion of the Exchange-Traded Fund’s assets in securities other than those included in the Index. The Exchange-Traded Fund may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Index and in managing cash flows.

The market price of the RevCons may be influenced by many unpredictable factors.

     Several factors will influence the value of the RevCons in the secondary market and the price at which the agent may be willing to purchase or sell the RevCons in the secondary market, including: the trading price and volatility of the shares of the Exchange-Traded Fund, dividend rate on the shares composing the Index, interest and yield rates in the market, time remaining to maturity, geopolitical conditions and economic, financial, political, regulatory or judicial events.

Adjustments to the Reference Share or to the Index could adversely affect the value of the RevCons.

     BGFA is the investment adviser to the Exchange-Traded Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Index. The Index Sponsor has no obligation to continue to publish, and may discontinue publication of, the Index. The Index is subject to change at any moment by the Index Sponsor. Pursuant to its investment strategy or otherwise, BGFA may add, delete or substitute the stocks composing the Exchange-Traded Fund. Any of these actions could adversely affect the price of the Reference Share and, consequently, the value of the RevCons.

Owning the RevCons is not the same as either owning the common stocks that are held by the Exchange-Traded Fund or that underlie the Index, or shares of the Exchange-Traded Fund itself.

     Your return will not reflect the return you would realize if you actually owned and held the stocks held by the Exchange-Traded Fund or shares of the Exchange-Traded Fund itself for a similar period because the payment at maturity per RevCon will be determined without taking into consideration the value of any dividends that may be paid on the stocks held by the Exchange-Traded Fund or on shares of the Exchange-Traded Fund itself. The RevCons represent senior unsecured obligations of Eksportfinans and do not represent or convey any rights of ownership in the Exchange-Traded Fund or in stocks held by the Exchange-Traded Fund. In addition, you will not receive any dividend payments or other distributions on the stocks held by the Exchange-Traded Fund or the shares of the Exchange-Traded Fund itself, and as a holder of the RevCons, you will not have voting rights or any other rights that holders of stocks held by the Exchange-Traded Fund or the shares of the Exchange-Traded Fund itself may have. Even if the price of the Exchange-Traded Fund increases or decreases during the term of the RevCons, the market value of the RevCons may not increase by the same amount. It is also possible for the price of the Exchange-Traded Fund to increase or decrease while the market value of the RevCons declines. In addition, investing in the RevCons is not equivalent to investing in a mutual fund or other pooled investment that invests in the stocks held by the Exchange-Traded Fund. The return on your investment in the RevCons may differ from the return you might earn on a direct investment in a mutual fund or other pooled investment over a similar period.

Key Terms of the RevCons

Reference Share:	The Reference Share for the RevCon offering will be the shares of the iShares® Russell 2000® Index Fund as set forth below:
	CUSIP No.	Relevant Exchange	Ticker Symbol
	464287655	NYSE Arca	IWM
Interest Rate:	11.50% per annum, payable monthly in arrears on each Interest Payment Date beginning June 27, 2009.
Interest Payment Date:	The interest payment dates for the RevCon offering are June 27, 2009, July 27, 2009, August 27, 2009, September 27, 2009, October 27, 2009 and the Maturity Date.
Redemption Amount:

The Redemption Amount payable for the RevCon offering on the Maturity Date in respect of each $1,000.00 face amount will be:

  if the closing price per share of the Reference Share quoted by the Relevant Exchange has not been at or below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date (the Knock-In Level Trigger), as determined by the calculation agent in its sole discretion, a cash payment of $1,000.00 (i.e. 100.00% of the face amount), or if the Knock-In Level Trigger has occurred, (a) a cash payment of $1,000.00 (i.e. 100.00% of the face amount), if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level of, as determined by the calculation agent in its sole discretion, or (b) a number of Reference Shares equal to the Share Redemption Amount, (or, at our option, the cash value thereof) if the Final Reference Level on the Determination Date is less than the Initial Reference Level.

Initial Reference Level:	$48.32, the closing price of the Reference Share quoted by the Relevant Exchange on the Trade Date.
Final Reference Level:	The closing price of the Reference Share quoted by the Relevant Exchange on the Determination Date.
Knock-In Level:	75.00% of the Initial Reference Level.
Share Redemption Amount:	20.695360. (the face amount of the RevCons divided by the Initial Reference Level, subject to adjustments for corporate events as described under “Antidilution Adjustments” below).
Antidilution Adjustments:

If the Reference Share is subject to a stock split or reverse stock split, then once such split has become effective, the Share Redemption Amount will be adjusted to equal the product of the prior Share Redemption Amount and the number of shares issued in such stock split or reverse stock split with respect to one Reference Share.

No adjustment to the Share Redemption Amount pursuant to the paragraph above will be required unless such adjustment would require a change of at least 0.1% in the Share Redemption Amount. The Share Redemption Amount so adjusted will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward.

Discontinuance of the Reference Share and/or Index; Alteration of Method of Calculation:

If the Reference Share is liquidated or otherwise terminated (a liquidation event), the closing price, as applicable, following the liquidation event will be determined by the calculation agent and will be deemed to equal the product of (i) the closing value of the Index (or any successor index, as described below) on such Trading Day (taking into account any material changes in the method of calculating the share underlying index following such liquidation event) times (ii) a fraction, the numerator of which is the closing price of the Reference Share and the denominator of which is the closing value of the Index (or any successor index, as described below), each determined as of the last day prior to the occurrence of the liquidation event on which a closing price of the Reference Share was available.

If, following a liquidation event, the Index publisher discontinues publication of the Index and the Index publisher or another entity (including MS&Co.) publishes a successor or substitute index that MS&Co., as the calculation agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a successor index), then any subsequent closing price on any Trading Day, following a liquidation event will be determined by reference to (a) the published value of such successor index at such time on such Trading Day, in the case of the intraday price, or (b) the published value of such successor index at the regular weekday close of trading on such Trading Day, in the case of the closing price.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the Trustee, to us and to The Depository Trust Company, as holder of the RevCons linked to the Reference Share, within three Trading Days of such selection. We expect that such notice will be made available to you, as a beneficial owner of such RevCons, in accordance with the standard rules and procedures of The Depository Trust Company and its direct and indirect participants.

If the Index publisher discontinues publication of the Index prior to, and such discontinuance is continuing on, any Trading Day, the determination date or on the date of acceleration following a liquidation event and MS&Co., as the calculation agent, determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the closing price for any such date in accordance with the formula for calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at such time during the principal trading session of the relevant exchange on such date of each security most recently composing the share underlying index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the RevCons linked to the Reference Share.

CUSIP No.:	282645PR5
ISIN:	US282645PR56
Denomination:	Minimum denominations of $1,000.00 and integral multiples thereof.
Calculation agent:	Morgan Stanley & Co. Incorporated (MS&Co.) 1585 Broadway New York, NY 10036 Attn: Structured Investments Telephone No.: +1 212 761 4000

Additional terms specific to the RevCons

     You should read this pricing supplement together with the prospectus dated February 5, 2007, as supplemented by the prospectus supplement dated February 5, 2007 relating to our medium-term notes of which these RevCons are a part, and the more detailed information contained in product supplement no. 1 dated April 12, 2007. This pricing supplement, together with the documents listed below, contains the terms of the RevCons and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk factors” in the accompanying product supplement no. 1, as the RevCons involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the RevCons.

     You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

      http://www.sec.gov/Archives/edgar/data/700978/000115697307000604/u52418e424b2.htm

     Our Central Index Key, or CIK, on the SEC Web site is 700978. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Eksportfinans ASA.

Agent’s Commissions Information

     The RevCons will be issued at $1,000.00 per RevCon and the Agent’s Commissions will be $15.00 per Revcon; provided that the price to the public and the Agent’s Commissions for the purchase by any single investor of between $1,000,000.00 and $2,999,000.00 principal amount of RevCons will be $997.50 per RevCon and $12.50 per RevCon, respectively; for the purchase by any single investor of between $3,000,000.00 and $4,999,000.00 principal amount of RevCons will be $996.25 per RevCon and $11.25 per RevCon, respectively; and for the purchase by any single investor of $5,000,000.00 or more principal amount of RevCons will be $995.00 per RevCon and $10.00 per RevCon, respectively.

Issue Price	Selling Concession	Principal Amount of RevCons for an Single Investor
$1,000.00	$15.00	< $1,000,000.00
$ 997.50	$12.50	$1,000,000.00 - $2,999,000.00
$ 996.25	$11.25	$3,000,000.00 - $4,999,000.00
$ 995.00	$10.00	≥$5,000,000.00

     Selling Concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the RevCons distributed by such dealers.

Hypothetical examples of amounts payable at maturity

     The following tables set out the hypothetical total return to the Maturity Date of a hypothetical RevCon, based on the terms and assumptions outlined below and several variables, which include (a) whether the Knock-In Level Trigger has occurred and (b) several hypothetical closing prices for the Reference Share on the Determination Date or at any time during the life of the RevCons. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Reference Share values could have on the Redemption Amount, assuming all other variables remain constant.

     The information in the tables reflects hypothetical rates of return on the RevCons assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your RevCons prior to the Maturity Date, your return will depend upon the market value of your RevCons at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk factors” beginning on page PS-9 of the accompanying product supplement no. 1.

     The tables below assume no Market Disruption Event, Adjustment Event or Settlement Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the RevCons, tax liabilities could affect the after-tax rate of return on your RevCons to a comparatively greater extent than the after-tax return on the Reference Share.

     The market price of the Reference Share has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Reference Share over the life of the RevCons, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical price of the Reference Share set forth elsewhere in this pricing supplement. For information about the price of the Reference Share during recent periods, see “The Reference Share” below.

     If the closing price of the Reference Share quoted by the Relevant Exchange never falls below the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date, or if the Final Reference Level on the Determination Date is equal to or greater than the Initial Reference Level, the Redemption Amount will be paid in cash.

     By contrast, if the closing price of the Reference Share quoted by the Relevant Exchange is less than the Knock-In Level on any Trading Day during the period from the Trade Date up to and including the Determination Date and the Final Reference Level on the Determination Date is less than the Initial Reference Level, the Redemption Amount payment on the Maturity Date will be made in Reference Shares (or, at our option, the cash value thereof) (with fractional shares paid in cash).

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Reference Levels on the Determination Date, assuming a six month term, a hypothetical interest rate of 11.50%, a hypothetical Initial Reference Level of $75.00 and a hypothetical Knock-In Level of $70.00. In these examples, the Knock-In Level Trigger never occurs during the life of the RevCons. In each example, the Redemption Amount is paid in cash.

Assumed Closing Price of Reference Shares on Determination Date	Value of Payment at Maturity	6 Monthly Interest Payments	6 Month Total Return
			$	%
$80.00	$1,000.00	$57.50	$1,057.50	5.75%
$85.00	$1,000.00	$57.50	$1,057.50	5.75%
$90.00	$1,000.00	$57.50	$1,057.50	5.75%
$95.00	$1,000.00	$57.50	$1,057.50	5.75%
$100.00	$1,000.00	$57.50	$1,057.50	5.75%
Greater than $100.00	$1,000.00	$57.50	$1,057.50	5.75%

     The following examples illustrate the rate of return on the RevCons for a range of hypothetical Final Reference Levels on the Determination Date, using the same terms as in the prior example above, however, in these examples, the Knock-In Level Trigger occurred at some point during the life of the RevCons.

Assumed Closing Price of Reference Shares on Determination Date	Value of Payment at Maturity		6 Monthly Interest Payments	6 Month Total Return
				$	%
Greater than: $100.00	$1,000.00		$57.50	$1,057.50	5.75%
$80.00	$ 800.00	*	$57.50	$ 857.50	-14.25%
$60.00	$ 600.00	*	$57.50	$ 657.50	-34.25%
$40.00	$ 400.00	*	$57.50	$ 457.50	-54.25%
$20.00	$ 200.00	*	$57.50	$ 257.50	-74.25%
$10.00	$ 100.00	*	$57.50	$ 157.50	-84.25%
$5.00	$ 50.00	*	$57.50	$ 107.50	-89.25%
$0.00	$ 0.00	*	$57.50	$ 57.50	-94.25%

*	Payable in Reference Shares at the option of the Issuer.

The Reference Share

     iShares® Russell 2000® Index Fund (the Reference Share or Exchange-Traded Fund) is an exchange-traded fund managed by iShares, Inc. (iShares), a registered investment company. iShares consists of numerous separate investment portfolios, including the Reference Share. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Index. Information provided to or filed with the Commission by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the Commission’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

     This pricing supplement relates only to the RevCons offered hereby and does not relate to the Reference Share or the Index. We have derived all disclosures contained in this pricing supplement regarding iShares from the publicly available documents described in the preceding paragraph. In connection with the offering of the RevCons, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares. Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding iShares is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Reference Share (and therefore the price of the Reference Share at the time we priced the RevCons) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the RevCons and therefore the trading prices of the RevCons.

     Neither we nor MS&Co. or any of its affiliates make any representation to you as to the performance of the Reference Share.

     MS&Co. and/or its affiliates may presently or from time to time engage in business with iShares. In the course of such business, MS&Co. and/or its affiliates may acquire non-public information with respect to iShares, and neither MS&Co. nor any of its affiliates undertakes to disclose any such information to you. In addition, one or more of our affiliates may publish research reports with respect to the underlying shares. The statements in the preceding two sentences are not intended to affect the rights of investors in the RevCons under the securities laws. As a prospective purchaser of the RevCons, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment in the Reference Share.

     iShares® is a registered mark of Barclays Global Investors, N.A. (BGI). The RevCons are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the RevCons or any member of the public regarding the advisability of investing in the RevCons. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the RevCons.

The Russell 2000® Index

     The Russell 2000® Index (the Index) is calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies domiciled in the United States and its territories. All of the component stocks of the Index are traded on either the New York Stock Exchange or the NYSE Arca or in the over-the-counter (OTC) market and are the 2,000 smallest securities that form the Russell 3000® Index, representing approximately 8.00% of the total market capitalization of the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98.00% of the U.S. equity market.

The Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of component stocks included in the Index

     As described above, the Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Index, a company’s stock must be listed on May 31 of a given year and Frank Russell Company must have access to documentation verifying the company’s eligibility for inclusion. Only common stocks belonging to corporations domiciled in the United States and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Index. The following securities are specifically excluded from the Index: (i) stocks traded on U.S. exchanges of companies that are domiciled in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, stock of Berkshire Hathaway is excluded as a special exception.

     The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Index. However, if a stock falls below $1.00 intrayear, it will not be removed until the next reconstitution of the Index if it is still trading below $1.00. The Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

     The level of the Index at any time does not reflect the payment of dividends on the component stocks included in the Index. Because of this factor, the return on the RevCons will not be the same as the return you would receive if you were to purchase these component stocks and hold them for a period equal to the term of the offered RevCons.

Computation of the Index

     As a capitalization-weighted index, the Index reflects changes in the capitalization, or market value, of its component stocks relative to their capitalization on a base date. The current Index value is calculated by adding the market values of the Index’s component stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the “adjusted” capitalization of the Index on the base date of December 31, 1986. To calculate the Index, last sale prices will be used for exchange-traded and Nasdaq National Market stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index’s value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

     Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10.00% or more) is based on information recorded in SEC corporate filings. Other sources are used in cases of missing or questionable data.

     The following types of shares are considered unavailable for the purposes of capitalization determinations:

  ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10.00% or more of the shares outstanding are adjusted;

  Corporate cross-owned shares — when shares of a corporation included in the Index are held by another corporation also included in the Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

  Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not included the Index that own 10.00% or more of the shares outstanding. However, institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capitals are not included in this class;

  Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange; and

  Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the Index.

Corporate actions affecting the Index

     The following summarizes the types of Index maintenance adjustments and indicates whether or not an adjustment to the Index is required.

  “No Replacement” rule — Securities that leave the Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over the past year will fluctuate according to corporate activity.

  Deleted stocks — Effective on January 1, 2002, when deleting stocks from the Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC Bulletin Board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange.

  Exceptions — There may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

  Rule for additions — The only additions between reconstitution dates are as a result of spin-offs. Spinoff companies are added to the parent company’s index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company’s total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Index at the latest reconstitution.
  As of March 2003, the spin off company’s style index is determined by the style index membership of the parent entity.

  Rule for corporate action-driven changes — Beginning April 1, 2003 changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day’s closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange de-listing, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for de-listed stocks).

  Quarterly IPO additions — Beginning in September 2004, eligible companies that have recently completed an initial public offering (IPO) are added to the Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution. Market adjustments will be made using the returns of the Index. Eligible companies will be added to the Index using their industry’s average style probability established at the latest reconstitution.

     In order to be added in a quarter outside of reconstitution, the IPO company must meet all Index eligibility requirements. Additionally, the IPO company must meet the following criteria on the final trading day of the month prior to the quarter-end: (1) price/trade; (2) rank larger in total market capitalization that the market-adjusted smallest company in the Russell 3000® Index as of the latest June reconstitution; and (3) meet criteria (1) and (2) during an initial offering period.

     Each month, the Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5.00% will be reflected in the Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Historical Performance

     The table sets forth below the high, low and final closing price per share of the Reference Share, for each quarter in the period since January 1, 2004 through May 21, 2009. We obtained the information in the table below from Bloomberg Financial Services, without independent verification.

Period	High	Low	Period End

2004

First Quarter	$59.9500	$55.7550	$58.8000

Second Quarter	$60.3750	$53.4600	$58.9950

Third Quarter	$58.1000	$51.6750	$56.9250

Fourth Quarter	$65.0250	$56.2300	$64.7500

2005

First Quarter	$64.3450	$60.2000	$61.0750

Second Quarter	$64.0600	$56.8750	$63.7000

Third Quarter	$68.3700	$63.9800	$66.3900

Fourth Quarter	$68.8600	$61.6200	$66.7200

2006

First Quarter	$75.9700	$68.0500	$75.9700

Second Quarter	$77.6300	$66.6500	$71.7300

Third Quarter	$73.2900	$66.7500	$72.0000

Fourth Quarter	$79.3800	$71.2200	$78.0300

2007

First Quarter	$82.3900	$75.1700	$79.5100

Second Quarter	$84.7900	$79.7500	$82.9600

Third Quarter	$85.7400	$75.2000	$80.0400

Fourth Quarter	$84.1800	$73.0200	$75.9200

2008

First Quarter	$75.1600	$64.5000	$68.2900

Second Quarter	$76.2000	$68.5300	$69.0500

Third Quarter	$75.3000	$65.0500	$68.0000

Fourth Quarter	$67.0200	$38.5300	$49.2400

2009

First Quarter	$51.2500	$34.3900	$42.0500

Second Quarter (through May 21, 2009)	$51.0100	$42.7800	$48.3200

Daily Closing Share Price of iShares® Russell 2000® Index Fund
from January 2, 2004 – May 7, 2009

Supplemental information regarding taxation in the United States

     The amount of the stated interest rate on the RevCons that constitutes interest on the Deposit (as defined in the accompanying product supplement no. 1) and the amount that constitutes Put Premium (as defined in the accompanying product supplement no. 1) are set forth in the table below.

Deposit	Put Premium
0.995%	10.505%

     In addition to potential alternative treatments under current tax law, it is also possible that the tax law may be changed by legislative or regulatory action, possibly with retroactive effect. However, it is not possible to predict whether or when such action will occur and the effect of such potential changes is uncertain. Please refer to “Taxation in the United States” beginning on PS-16 of the accompanying product supplement no. 1.

Supplemental plan of distribution

     The RevCons will be purchased by Morgan Stanley & Co. Incorporated (the agent) as principal, pursuant to terms agreements between the agent and us. The agent has agreed to pay our out-of-pocket expenses in connection with each issuance of the RevCons.

     See “Supplemental plan of distribution” beginning on page PS-19 of the accompanying product supplement no. 1.